Exhibit 99.1

ASM International Receives Shareholder AGM Agenda Proposal

Updates on Current Business

Announces Proposed New Supervisory Board Appointment

BILTHOVEN, the Netherlands, March 31, 2008 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) said today that a shareholder, Hermes Focus Asset Management, has put forth proposals for inclusion in the agenda of the Company’s Annual General Meeting of Shareholders to be held on 21 May 2008. The proposals call for:

1)	the dismissal of all (5) members of the Supervisory Board who are not up for re-election this year;

2)	the dismissal of Chief Executive Officer, Chuck del Prado, as a member of the Management Board;

3)	the appointment of David Wang, Nicholas Miller, and Seitaro Ishii as Supervisory Board members; and,

4)	the appointment of Farhad Moghadam as a member of the Management Board.

As required by Dutch Law, the Company will add these items to the agenda of the AGM, scheduled for Wednesday, May 21, 2008 in the Netherlands.

Mr Paul van den Hoek, Chairman of the Supervisory Board, and Mr. Chuck del Prado, Chief Executive Officer of ASM International commented:

“We regret that Hermes has tabled these proposals which we do not believe are in the best interests of the company, its shareholders and other stakeholders. The Company has made significant progress over the past two years towards improving its Front-end profitability. We have met the commitments we made in 2006 for that year and for 2007, and the underlying operating profitability during this period has improved by around Euro 50 million.

The Company remains committed to achieving peer group operating margin performance for the Front-end in 2009, and will shortly be detailing the further steps that will be taken to achieve this goal.

The Company is strongly of the view that the valuation of ASM International does not adequately reflect these operating improvements. We are confident that steps already in train, and further planned initiatives, will improve the valuation. In addition, the Company is reviewing more aggressive return of capital strategies to help address the undervaluation of the ASM International share price. The Company expects to receive dividends from its subsidiary ASM Pacific Technology Limited (“ASM PT”) in 2008 and 2009 and intends to use anticipated dividends for the purposes announced previously (i.e. dividend pay-out, repurchase of own shares or outstanding convertibles, acquisition of additional ASM PT shares or any combination hereof).

The Boards of ASMI have worked assiduously to seek a compromise with Hermes and fellow shareholder Fursa over a period of more than two years, despite some deep-seated differences in perspective. In particular, we reject the characterization of the intense investment required to reposition our Front-End product range as being value destructive. The Team with Industry Background has itself emphasized the solid growth potential that most of our Front End Product Lines now have.

We have previously indicated that we valued the input this Team put forward during various meetings and we investigated whether we might draw on this expertise going forward on an advisory basis. We have also considered with an open mind whether one of the members of the Team might join the Supervisory Board. It has been made clear to us, however, that Hermes and Fursa are not interested in any solution short of wholesale change to the Supervisory and Management Boards as put forward in Hermes’ AGM proposal.

We cannot accept that these proposals, and the enormous disruption they would entail, serve the best interests of the Company. This is especially so when we consider the progress the Company is making, and the further progress that will be outlined in the upcoming “Roadmap towards Peer Group Operating Margins” presentation, notwithstanding the weak market backdrop in 2008.

We are confident that we have the strategy and management in place to deliver value to shareholders. We will be making our case forcefully with our shareholders ahead of the Annual General Meeting.”

Update on Current Business

The Company would also like to take this opportunity to update the market on current trading.

Based on preliminary figures, we expect 2008 First Quarter Front-end sales to be in the range of € 77 to 83 million resulting in a Front-end net loss for the quarter. The Front-end book-to-bill is expected to be below 1.0. “As we indicated at the time of our Q4 results, our near-term Front-end operating performance is being negatively affected by reduced customer spending and macro-economic pressures, aggravated by the weakening of the US Dollar against the Euro” commented Chuck del Prado, Chief Executive Officer of ASM International. “During this present industry contraction, we continue to take decisive action to refine our Front-end cost structure to lower the breakeven point.”

In line with the outlook given on February 28, 2008, Back-end continues to contribute solid results. Though sales and profitability in the first quarter of 2008 will be below the fourth quarter of 2007, the sales and profitability will be considerably better than in the first quarter of 2007 (as measured in USD).

The company will present its First Quarter results on May 5, 2008.

Proposal for Supervisory Board Appointment

The Company is pleased to report the proposed appointment of Dr Ulrich Schumacher to the Supervisory Board. The appointment of Dr Schumacher will be tabled at the AGM on 21 May. If appointed Dr Schumacher will replace Mr Berend Brix who is stepping down on May 21.

Dr Schumacher is the CEO and President of Grace Semiconductor Manufacturing Corporation in Shanghai. His previous appointments include serving as President and Chief Executive Officer of Infineon Technologies AG, a leading technology group.

Mr Paul van den Hoek, chairman of the Supervisory Board, commented:

“ I am very pleased to announce the proposed appointment of Ulrich Schumacher onto the Supervisory Board. It is a measure of ASMI’s status that we have been able to attract such a high calibre individual to the Board. I have no doubt that Ulrich’s exceptional industry experience will be of considerable value as Chuck and his team further focus on the commercialization of our Front-end business.

I would also like to pay thanks to Berend Brix for his loyal and committed service to the company.”

The Company will also propose the re-election of Dr Johan Danneels as member of the Supervisory Board.

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven: +31 30 229 8540

Mary Jo Dieckhaus: + 1 212 986 2900